UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2)*

Center Bancorp, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
151408101 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 1, 2006 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This statement on Schedule 13 D which was filed on June 27, 2006 and Amendment No. 1 was was filed on September 27, 2006 on behalf of Seidman and Associates, L.L.C (“SAL”), Seidman Investment Partnership, L.P. (“SIP”), Seidman Investment Partnership II, L.P. (“SIPII”), Broad Park Investors, L.L.C (“Broad Park”), Chewy Gooey Cookies, L.P. (“Chewy”), Berggruen Holdings North America Ltd. (“Berggruen”), Lawrence Seidman (“Seidman”), Dennis Pollack (“Pollack”), Harold Schechter (“Schechter”), Raymond Vanaria (“Vanaria”) and Peter Bray (“Bray”) collectively, the (“Reporting Persons”) with respect to the Reporting Persons’ beneficial ownership of shares of Common stock (“the Shares”) of Center Bancorp, Inc., a New Jersey corporation, (“the Company”) is hereby amended as set forth below: Such statement on Schedule 13D is hereinafter referred to as the “Schedule 13D”. Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction

On November 1, 2006, Lawrence B. Seidman sent a letter to John J. Davis, President and Chief Executive Officer.  A copy of this letter was mailed to each member of the Company's Board of Directors.

This letter, in its entirety, is attached hereto as Exhibit A.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2006

By:	/s/ Lawrence B. Seidman Power of Attorney pursuant to Joint Agreement dated June 27, 2006

2

                                                                   Exhibit A

LAWRENCE B. SEIDMAN
100 Misty Lane
Parsippany, NJ 07054
(973) 952-0405
(973) 781-0876 fax
November 1, 2006

Via Federal Express and facsimile (908)687-4992
John J. Davis, President and Chief Executive Officer
Center Bancorp, Inc.
2455 Morris Avenue
Union, NJ 07083

Dear Mr. Davis:

I am writing to express my disappointment in yet another desultory earnings performance for Center Bancorp, Inc. (CNBC). It has become clear that CNBC does not have a management team with expertise necessary to take advantage of the opportunities in the New Jersey banking market. I implore you to do the right thing and turn over the reigns of CNBC to more capable executives.

In CNBC’s third-quarter earnings release, you stated, "Our business plan is designed to position the Corporation for enhanced earnings and shareholder returns.” I hope these results are not indicative of what you consider to be “enhanced.” Earnings per share (EPS) in the third quarter were $0.10, down from $0.15 in the year-ago quarter, and $0.21 from two years ago. If that is “enhanced,” how would you describe the first-quarter 2006 results, when CNBC recorded a loss of $0.08 per share? Fabulous?

During the period from the third quarter of 2001 to the second quarter of 2005, CNBC earned between $0.16 and $0.23 per share, with an average of $0.19. Since then, the EPS has been no higher than $0.15, and has been $0.10 for the last two quarters. What kind of business plan nearly slashes the earnings run-rate in half?

The deterioration is not limited to the EPS. Return on average assets was 0.50% in the third quarter, down 20 basis points from the year-ago quarter and 65 basis points from the peak in 2002. During the past year, return on average tangible equity fell from 9.95% to 6.81%, the net interest margin contracted by 18 basis points (from 2.88% to 2.70%) and the efficiency ratio was more than 1,000 basis points higher (from 67.00% to 77.90%).

One positive development I credit you with is the commencement of a transitioning of the balance sheet away from borrowings and securities. But this acknowledgement is tempered by three factors. First, you never should have levered up the balance sheet. It is a strategy that adds no value to the franchise, and increases exposure to interest rates. Second, you have not done enough to reduce the leverage. CNBC still has 39% of its assets in securities and 21% of its liabilities in borrowings. And finally, attempting to rectify your mistake is not enough. You must take full responsibility for the leverage strategy, which was only partially rectified by incurring the $3.7 million loss from selling securities two quarters ago.

Shareholders also deserve a more professional earnings release. The third-quarter release had two significant typographical errors. You stated that the ratio of nonperforming assets to total assets ratio was 0.64% at September 30, when it was in fact 0.064%. And you listed the nonperforming loans to total loans ratio as 0.59%, when the actual ratio was 0.059%. Additionally, the financial tables should not only include the year-ago quarter, but also the sequential quarter, making it easier to analyze changes during the quarter.

If you or any other members of the CNBC Board wish to discuss my ideas to create franchise value, please contact the undersigned.

                    Very truly yours,

                                                /s/ Lawrence B. Seidman
                                            Lawrence B. Seidman

LBS:jb

cc:   Alexander A. Bol, Chairman
Hugo Barth III
Kenneth W. Battiato
Brenda Curtis
John Joseph Davis
John J. DeLaney Jr.
Donald G. Kein
James J. Kennedy
Stephen J. LaMont
Paul Lomakin Jr.
Eugene V. Malinowski
Herbert Schiller
Norman F. Schroeder
William A. Thompson